Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: February 6, 2026

The following is the transcript of the Black Hills Corporation earnings call held on February 5, 2026, a transcript of which was made available on February 6, 2026

Black Hills Corp (Q4 2025 Earnings)

February 5, 2026

Corporate Speakers:

•
Salvador Diaz; Black Hills Corporation; Director, Investor Relations
•
Linden Evans; Black Hills Corporation; President and Chief Executive Officer
•
Kimberly Nooney; Black Hills Corporation; Senior Vice President and Chief Financial Officer
•
Marne Jones; Black Hills Corporation; Senior Vice President and Chief Utility Officer

Participants:

•
Christopher Ellinghaus; Siebert Williams Shank; Analyst
•
Andrew Weisel; Scotiabank; Analyst
•
Ross Fowler; Bank of America; Analyst

PRESENTATION

Operator^ Good day. Thank you for standing by. Welcome to the Q4 2025 Black Hills Corporation Earnings Conference Call. (Operator Instructions)

Please be advised that today's conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today, Sal Diaz, Director of Investor Relations.

Salvador Diaz^ Thank you, Operator. Good morning. Welcome to Black Hills Corporation's fourth quarter and full year 2025 earnings conference call.

You can find our earnings release and materials for our call this morning on our website at blackhillscorp.com.

Leading our earnings call are Linn Evans, President and Chief Executive Officer; Kimberly Nooney, Senior Vice President and Chief Financial Officer; and Marne Jones, Senior Vice President and Chief Utility Officer.

During our earnings discussion today, comments we make may contain forward-looking statements as defined by the Securities and Exchange Commission, and there are a number of uncertainties inherent in such comments. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially.

We direct you to our earnings release, Slide 2 of the investor presentation on our website, and our most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission for a list of some of the factors that could cause future results to differ materially from our expectations. With that, I will now turn the call over to Linn Evans. Linn?

Linden Evans^ Thank you, Sal. Good morning. Thank you all for joining us today.

I'll begin my comments on Slide 3 with a summary of our achievements in 2025 and our strategic outlook including an update on our merger with NorthWestern Energy. Kimberly will provide our financial update, and Marne will discuss our operational performance and progress on a few key initiatives.

I'll start with a sincere thank you to our Black Hills team. I'm incredibly proud of our team's accomplishments in 2025. We achieved the key commitments we made at the beginning of the year, setting the stage for ongoing success.

We once again fulfilled our financial commitments, achieving the midpoint of our earnings guidance and long-term growth target. We successfully executed our financing strategy, maintaining our solid investment-grade credit ratings.

We achieved strong earnings through the consistent execution of our long-term strategy, which drove new base rates, rider recovery and enabled customer growth. Notably, we witnessed growing demand from our large load customers such as data centers and solid economic development in our service territories. We also increased our dividend for the 55th consecutive year in 2025 and recently extended that industry-leading track record to 56 years.

Our team made strong regulatory progress, completing three rate reviews and advancing several strategic project approvals. We also advanced our plans to serve data center demand, tripling our data center pipeline during the year to more than three gigawatts.

In just three years, our team successfully designed, permitted, constructed and energized our 260-mile Ready Wyoming transmission project, delivering the project on schedule. This transformative project is a great example of our commitment to innovative and customer-centric investments.

By strategically interconnecting our electric systems in South Dakota and Wyoming, we're providing value that will reliably and affordably serve our customers for generations to come.

We're also constructing our Lange II 99-megawatt generation project in Rapid City. This project will replace aging resources with cutting-edge generation technology, enhancing our ability to provide resilient and reliable service to our customers and communities.

Our legacy of excellent operational performance is fundamental to everything we do. We consistently achieved better-than-industry average safety performance, top quartile reliability and a positive customer experience. To ensure the safety of our customers and our communities, we established an emergency public safety power shutoff program. This program serves as an additional tool in our toolbox to help mitigate the risk of wildfires.

In addition to our success as a stand-alone business, we announced a strategic merger with NorthWestern Energy in August.

Slide 4 outlines our unwavering commitment to these critical areas in 2026 as we advance our customer-centric strategy and capitalize on emerging opportunities.

We remain steadfast in our dedication to consistency, building upon last year's achievements as we embrace the exciting prospects ahead. We're already diligently working towards fulfilling our financial commitments, including achieving earnings growth in the upper half of our long-term growth target as reflected in our 2026 earnings guidance, which anticipates 6% year-over-year growth.

We anticipate delivering exceptional results for our stakeholders through executing on our customer-focused capital plan, continuing our regulatory progress through multiple rate reviews, meeting the growing demand of our customers and maintaining our positive momentum through our upside data center pipeline and completing our merger with NorthWestern Energy.

Slide 5 outlines our data center pipeline of more than three gigawatts.

Our pipeline includes only high-quality data center companies under nondisclosure agreements, which we are actively negotiating to serve. Meta is ramping up its new data center, and Microsoft demand continues to grow. Their combined load represents approximately 600 megawatts to be served by 2030 under our minimal capital investment model. Viewed through a financial lens beginning in 2028, we expect this data center demand to contribute more than 10% of our growing consolidated EPS.

We're also making progress in negotiations with our other high-quality partners to potentially serve the remainder of our data center pipeline. To fulfill the scale of demand, we rely upon a combination of energy resources that include the procurement of market energy, contracted generation and investments we would make in generation and transmission. Each of these energy resources has its own distinct risks and considerations which will individually contribute to earnings uniquely based upon negotiated contracts with each customer.

Our unique tariff offers flexibility in how we serve data centers, provides speed to market and is positively impacting affordability for our Wyoming customer base. Marne will provide more detail in her business update.

Slide 6 outlines our $4.7 billion capital plan. We invest in our natural gas and electric customers' core needs for safety, reliability and growth.

As I outlined earlier with our data center pipeline, our current capital plan includes only minimal investments to support 600 megawatts of data center demand, which we expect to serve through market energy procurement and contracted generation.

We are developing opportunities for investment that aren't currently in our plan. As I said before, this would include generation and transmission builds as a part of a mix of resources to serve additional data center demand.

Moving to Slides 7 and 8 for an update on our merger with NorthWestern Energy.

We are very committed to the merger because combining these two companies makes great sense for our stakeholders. The merger will create a stronger, more competitive utility company, providing long-term value for stakeholders created through increased scale and improved customer diversity with our existing eight-state footprint, an improved financial profile with a larger balance sheet that expands opportunities for strategic investments, offering employees greater opportunities for growth, creating improved employee attraction and retention, and through the industrial logic of efficiencies associated with procurement and adopting best practices, as a couple of examples.

Importantly, the merger will enhance our capabilities and capacity to grow, especially as compared to our stand-alone business.

In short, we are committed to this strategic merger, one we have pursued for more than two decades. Today more than ever, the combination of these two companies will enable us to unlock additional value creation opportunities for our customers and our shareholders, which excites us.

To date, we have submitted all joint applications to our regulators in Montana, Nebraska and South Dakota, requesting their approval of our merger, and we're involved in the discovery phase in each state.

We also filed our Form S-4 with the SEC last week, with special shareholder meetings scheduled for early April and intend to secure all necessary approvals to finalize the merger within the second half of this year.

With that, I'll turn the call over to Kimberly for our financial update. Kimberly?

Kimberly Nooney^ Thank you, Linn, and good morning, everyone.

Our team did an exceptional job of delivering on our strategy and financial commitments for 2025. Together, we are pleased to deliver another year that advanced our track record as a trusted energy partner by achieving the midpoint of our earnings guidance and maintaining our strong, investment-grade credit rating while efficiently funding our $900 million capital investment plan during the year. And as Linn mentioned regarding the merger with NorthWestern Energy, we are working towards a stronger future including a larger balance sheet that will support our ability to execute with confidence on the needs of our customers with a stable financial foundation.

On Slide 10, we provide a bridge comparing results for 2025 to the prior year.

We delivered GAAP EPS of $3.98 which included $0.12 of merger-related transaction costs. Adjusting for these costs, we reported $4.10 of adjusted EPS for 2025, an increase of 5% compared to $3.91 per share in 2024.

We successfully executed our regulatory strategy, delivering $0.95 per share of new rates and rider recovery margin, along with ongoing customer growth, which more than offset higher operating, financing and depreciation expenses.

Weather was favorable by $0.09 compared to a very mild 2024. However, when compared to normal, weather represented an $0.11 headwind we overcame in 2025.

O&M was higher by $0.36 per share, which included $0.12 of merger-related transaction costs. Excluding merger costs, our O&M expenses increased $0.24 per share year-over-year, primarily driven by $0.13 of higher employee and outside service expense, $0.08 per share of higher insurance costs and $0.05 of unplanned generation outages.

Financing costs increased $0.33 per share, which included $0.25 of higher interest expense, $0.19 of share dilution and a benefit of $0.12 per share from AFUDC, driven by large construction projects.

We also incurred higher depreciation of $0.15 per share, reflecting new assets placed in service. Further details on year-over-year changes can be found in our earnings release and our 10-K to be filed with the SEC on February 11.

Slide 11 presents our solid financial position through the lens of credit quality, capital structure and liquidity.

We continue to maintain a healthy balance sheet by delivering credit metrics within our targets of 55% net debt to total capitalization and 14% to 15% FFO to debt, which is 100 basis points above our downgrade threshold of 13%.

We issued a total of $220 million of equity in 2025. Given stronger forecasted cash flows from our successful execution of strategic capital investments, regulatory plans and increasing data center load growth, we expect a significantly lower equity need of $50 million to $70 million for 2026.

In early October, we completed our planned debt offering, issuing $450 million of 4.55% notes, a portion of which was used to pay off our $300 million 3.95% notes on their January 2026 maturity date. Our next maturity is in January of 2027 for $400 million of 3.15% notes.

We maintained strong liquidity with more than $700 million of availability under our revolving credit facility at year-end.

Looking forward, our financial outlook is listed on Slide 12.

For 2026, we initiated adjusted earnings guidance in the range of $4.25 to $4.45 per share, which represented 6% growth at the midpoint over 2025.

Our capital plan, solid financial position and organic customer growth drives strong confidence in our ability to deliver in the upper half of our current 4% to 6% plan while maintaining 2023 as our base year.

Our confidence is driven by ongoing customer growth within our jurisdictions, increasing data center demand and new rates and rider recovery on strategic investments, like Ready Wyoming and Lange II, that will provide long-term benefits to customers.

We continue to actively pursue additional data center pipeline demand that would be additive to our five-year plan and contribute upside to earnings over time through a combination of market energy purchases, contracted generation and utility-owned capital investments in generation and transmission.

Slide 13 illustrates our success in delivering on our earnings guidance.

In early 2023, we set our 4% to 6% growth target with the objective of holding ourselves accountable to consistently delivering on our financial commitments.

With consistency in mind, we maintained our long-term EPS growth target including our 2023 base year while communicating greater clarity and confidence in the upper half of the range.

Slide 14 illustrates our industry-leading dividend track record.

In January, we increased our dividend, extending our track record of increases to 56 consecutive years in 2026.

We continue to target a 55% to 65% payout ratio. A dependable and increasing dividend is an important component of our strategy to deliver long-term value for our shareholders.

I will now turn the call over to Marne for a business update.

Marne Jones^ Thank you, Kimberly, and good morning, everyone.

As Linn and Kim already outlined, we had a remarkable year, providing safe and reliable service to our customers. Operational performance was excellent, as we continue to deliver top quartile reliability and invest in a resilient and reliable energy future, advancing electric transmission and generation projects as well as safety and integrity focused projects for our gas utilities. We advanced regulatory and growth initiatives and continued to work to address wildfire risk.

I'm pleased to report on our success this year, which did not come without hard work and dedication. An example of the resilience of our team and system was response to an extreme wind event in December. With winds reaching 100 miles per hour in Rapid City, South Dakota, our teams and mutual aid partners work throughout our communities to restore power safely and as efficiently as possible, replacing damaged poles and lines. Thank you to our dedicated team members and the response from our community and our restoration efforts.

I'll start on Slide 16 with our 2025 accomplishments.

In December, we completed construction of our 260-mile Ready Wyoming transmission project and energized the final segments on schedule. This is a milestone in our history, and I couldn't be more proud of our team and partners as this project is transformational to our ability to serve customers reliably and cost effectively. It reduces our reliance on third-party transmission, enhances resiliency and increases access to market energy.

Our interconnected transmission network will support long-term price stability for our customers and enable continued growth across our service territory. And as a reminder, the bulk of this investment is being recovered through our Wyoming transmission rider.

Moving to Slide 17.

In 2025, we broke ground on our Lange II project, a 99-megawatt, utility-owned, natural gas-fired generation resource located in Rapid City, South Dakota. This new resource will replace aging generation facilities with modern Wartsila engines and address updated reserve margin requirements. Major components are already procured and on-site, including six reciprocating internal combustion engines, and we are on pace for the facility to be in service in Q4 of 2026.

We plan to recover this investment through the South Dakota generation rider.

Our Colorado Clean Energy Plan is listed on Slide 18.

We obtained approval for our plan in 2024 and worked towards finalizing our project contracts during 2025. In November, we received approval of our 50-megawatt utility-owned battery storage project to be placed in service in 2027, which is already included in our capital plan. We are negotiating the 200-megawatt solar PPA and expect to sign an agreement during the first quarter.

Slide 19 summarizes our regulatory progress.

Over decades of strategic acquisition and investment, we have grown our scale and the diversity of our large electric and gas systems, growing long-term value for the benefit of our customers and stakeholders. From a regulatory perspective, we manage this valuable diversity by executing three to four rate reviews annually as normal course of business.

2025 was another productive year as we completed three rate reviews representing over $52 million in new annual revenue. Within those rate reviews, we also received approval for deferred accounting insurance trackers in Kansas and Nebraska and a new weather normalization pilot program in Nebraska, both mechanisms helped to reduce volatility in future earnings.

In December, we also filed a new rate review for Arkansas Gas, seeking recovery of $147 million of new investments since our last rate review in 2023. We are requesting $29.4 million in new annual revenue at a return on equity of 10.5% at approximately 50-50 capital structure, with new rates anticipated in the second half of this year.

We are also planning to file an abbreviated rate review in Kansas during the first quarter, as outlined in our last rate review, and is expected to recover capital invested through 2025 at the previously agreed-upon weighted average cost of capital.

Looking ahead, we are preparing for a rate review in South Dakota within the next few weeks after holding base rates unchanged for more than a decade. The request will recover our customer-focused investments and increased cost to serve customers since our last rate review in 2014. Given we have operations in both South Dakota and Wyoming for this utility, we will have separate filings in each state.

Additionally, we recently received approval for a new tariff for interruptible large load service in South Dakota to serve blockchain growth opportunities. And lastly, in Wyoming, wildfire liability legislation was signed into law in early 2025.

In accordance with this legislation, we filed our wildfire mitigation plan in November for commission approval anticipated in March. As a result, we expect to obtain significant liability protections as we remain in compliance with our approved plan. We are also supporting similar legislation introduced in South Dakota.

Slide 20 provides an update on our progress towards serving more than three gigawatts of data center demand.

We have successfully served growing demand for Microsoft hyperscale data centers for more than a decade through market energy procurement with benefits to other customers in the region. We are also serving Meta's new AI data center under construction in Cheyenne, which we expect to transition from construction power to permanent service this quarter.

We have built into our plan and expect to serve 600 megawatts of demand from existing data center customers by 2030.

Based on current market conditions, demand of approximately 600 megawatts will require investment in generation and transmission infrastructure. Given large load requests, should we reach that level sooner than expected, the need for generation and transmission could be accelerated.

In addition to our five-year plan, our pipeline offers compelling and significant upside. We are making progress negotiating with high-quality customers around a mix of resources to serve this demand under our flexible Wyoming tariffs.

Serving the scale of this demand will require a mix of energy resources including energy procurement, subject to market availability, contracted generation through PPAs, including third-party and customer co-located generation, and utility-owned generation and transmission investments.

We have an opportunity to earn on total customer demand from each project. However, each customer's need is unique, requiring varying resources to meet their needs which will impact margins in different ways as we negotiate within the framework of our LPCS tariff.

Where we have investment opportunities, we expect risk-adjusted utility-like returns. Where investment outlays are not necessary, the pricing is negotiated by project and is reflective of speed to market value, operational and financial risks and is intentionally designed to incentivize the utility as a replacement for traditional utility investment.

As we work to contract the new load, we are prudently analyzing and negotiating the potential mix of resources to achieve a mutually beneficial, long-term solution that protects customers, communities and shareholders.

Specific to the Crusoe and Tallgrass project, we are working through several agreements that would ultimately support 1.8 gigawatts of demand.

As examples of our incremental progress, we recently filed the CPCN with the Wyoming Public Service Commission in support of a substation for this project and are engaging with all partners involved in solutioning for the mix of resources to serve this demand, including fuel cells.

As you can imagine, a project of this magnitude is complex and has many components involving multiple parties. As such, the project contracts must be thoughtfully structured and negotiated to manage operational and financial risk. Keeping with our normal practice, additional details will be provided upon signing of binding service agreements.

With that, I will now turn the call back to Linn.

Linden Evans^ Thank you, Marne.

I'm excited about all that we've accomplished as a Black Hills team over the past year, with a long list of other wins beyond what we had time to mention today.

As you've heard, we continue to consistently achieve our financial commitments and make excellent progress on our regulatory plan, our growth initiatives and our strategic goals.

We're already off and running with a consistent focus in 2026, with customer-centric innovation as we pursue our mission of improving life with energy and how we do business and be the energy partner of choice.

As we look forward, Black Hills offers a compelling long-term value proposition when considering our customer-focused growth, competitive yield and significant upside opportunities above and beyond our five-year plan. Additionally, our planned merger with NorthWestern Energy will provide us with the advantages of increased scale and new opportunities as a larger and premier regional electric and natural gas utility company.

Thank you for your interest and your trust in the Black Hills team as we partner to grow long-term value for our customers and stakeholders.

This concludes our prepared remarks, and we're happy to take your questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from Chris Ellinghaus with Siebert Williams Shank.

Christopher Ellinghaus^ Linn, vis-a-vis the three-gigawatt pipeline, can you give us any sense of what proportion that might fall within your five-year window? Or how much of it is beyond the five-year plan? Can you give us any color on timings or even geography?

Linden Evans^ Chris, yes. I'm happy to provide some color as best I can here.

We have two existing customers in Microsoft and Meta; they continue to be in our pipeline. We indicated in our opening comments that we would be 600 megawatts by 2030. That's our estimate based upon forecasts and conversations, things of that nature. Then beyond that, we do have the three-gigawatt plus.

I would say the best way to describe that is, the ones that we are negotiating with the most aggressively might be the right phrase, or the most -- for right now. Want to take service in that 2027 timeframe.

Then realize when they start to take service, it will ramp up. It won't be all at once as they construct, as they expand their data centers, et cetera.

So hopefully, that gives you some idea about how we think about it, Chris.

Christopher Ellinghaus^ Okay. That helps.

So obviously you have a much better sense of what's likely and what the timeframes are. The equipment queue is tight. Can you file CPCNs in advance of having exact specificity of what resources you might need to get that ball rolling and maybe get some greater security for yourself in terms of trying to get in equipment queues and whatnot?

Marne Jones^ Chris, this is Marne.

So I can talk to you a little bit about the CPCN process.

So typically, you want to have as many of the facts present as possible when you look at CPCN. As we are working through this -- as you mentioned, the equipment queue is tight. We are in those queues. We are starting to get some of those specific details about a CPCN.

But really, it's also important to recognize to how we'll recover on those -- any of those CPCNs, and so all of this really ties together. We're still navigating. This is new territory. Obviously CPCNs aren't new to us, but new territory as we're working on that speed to market, that we'll be working through how do we bring those CPCNs as quickly as we can.

Linden Evans^ Just emphasizing what Marne said, we're in the queue. And as importantly, our customers are also in equipment queues, so that's been helpful to us.

Christopher Ellinghaus^ Okay. That helps. And as far as the NorthWestern merger goes, you've made filings, but have you had any significant interface with the Montana Commission to gauge what their attitude is at this point?

Linden Evans^ I'd say the best way to describe that, Chris, is we are in discovery stage right now.

So we have to be very careful of ex parte [ph], things of that nature, but we are in the discovery phase. We're getting the kinds of questions that we would fully anticipate and that's going, I'd say just almost according to plan, if you will, certainly according to our expectations about questions that would be asked, information that they need to make a good decision.

Christopher Ellinghaus^ Okay. Maybe one last question about data centers since that's a topic du jour. Can you give us any sense of the scale or numbers of data centers in your pipeline?

Or is there a bunch of -- I guess this is subjective of what's large to you. But is there a bunch of large ones? Are there -- are they moderate scale? Can you give us any sense of how many candidates there are in the queue?

Marne Jones^ Chris, as Linn mentioned upfront, we do have our two customers today, Microsoft and Meta. Both are looking for potential opportunities to expand. We've talked a bit about Tallgrass, Crusoe.

I would say in general, that's a big chunk of what we consider as our pipeline. Obviously there's some others out there, too, but that's the big chunk of it.

Linden Evans^ Then I would add one of the advantages of Wyoming and Cheyenne in particular, where we're seeing a lot of these data centers bloom and blossom, is the fact that land is relatively available, and it's relatively inexpensive.

So from our perspective, quite a bit of land is being acquired for these.

So I think they're going to be large hyperscale data centers for the most part.

Operator^ Our next question comes from Andrew Weisel with Scotiabank.

Andrew Weisel^ Unsurprisingly, a couple more questions about the Crusoe-Tallgrass project.

First, based on the regulatory filings, and Marne, you alluded to some of this in your comments, but you're proposing to build some transmission infrastructure including this Robinson substation and some transmission lines to connect it to your grid.

You're proposing a pretty unique setup where the customer would pay for construction to help alleviate risk and cost to the Cheyenne Light customers. I think that's a great setup.

My question is, given this interconnection, do you see -- do these assets essentially ensure that the entire data center project will be "grid connected”, and therefore would all related spending qualify for the LPCS tariff? Is that your expectation?

Basically, I just want to understand how this would be applied. You talked about certain fees being negotiated. How should we think about what's objective versus subjective maybe?

Marne Jones^ Yes. Andrew, coming through, I want to make sure I got your question here, so I'll give it a shot. From a microgrid management fee perspective, we really apply that to peak demand.

So -- as I think all of us had mentioned, there's three different types of resources we can use to serve that type of load, and each type of resource that we use comes with a different type of a microgrid management fee or a typical utility or risk-adjusted return. That's really the fees that are charged based on their peak demand.

Linden Evans^ And Andrew, I believe -- Andrew, sorry to interrupt you, but I think further to that is these networks to date as we -- everything is being negotiated. Not everything is cemented, obviously, or we'd be making other kinds of announcements. But much of this -- these megawatts, this energy, yes, it's tied to our system, if you will, to date.

Andrew Weisel^ Okay. That's helpful.

I guess maybe if I could get a little more specific on the generation side. You haven't talked about generation needs as -- so far. It's not your project and you haven't announced contracts, of course. But Tallgrass has publicly talked about investing $7 billion of energy infrastructure in your service territory.

You alluded to fuel cells. Of course, a big utility had an SEC document about $3 billion of fuel cells in Cheyenne.

Some investors are confused about whether these would qualify for utility fees and the LPCS tariff.

So I guess maybe could you just elaborate?

Is there anything about fuel cells or anything else?

How should we think about all those billions of dollars and whether or not that would apply to your fee structure?

Marne Jones^ Yes, Andrew, so as I mentioned, the resource mix is still being evaluated and how ultimately we would serve that load.

As I noted, and you're very familiar with, as we use market (energy), that's more reliant on -- in lieu of building, when we're looking at contracted or co-located generation, that comes with a different type of pricing. And certainly, if there's opportunity to build, we would look at that through the lens of risk-adjusted utility return, very similar to what we do today from a regulated rate base perspective.

So all of that goes into play in the pricing. That pricing has been what is basically applied to the peak demand.

Andrew Weisel^ Okay. Okay.

I guess going back to the T&D side or transmission side, really, are there other assets that you're looking to fast track to accommodate this or other big data center customers?

Should we expect more filings like that Robinson substation filing?

Marne Jones^ As we've talked in the past, that 500 and 600 -- 500 to 600 megawatts, we believe, is going to require some additional investment beyond that timeframe.

So whether it's this project, other projects, we certainly see there's opportunities for additional investment beyond our current plan based on this pipeline.

Andrew Weisel^ Okay. Great. Maybe one last one and answer as best you can, I guess. You obviously still have not yet signed an energy service agreement with the hyperscaler for the Crusoe project. We’ll be as patient as we can.

My question is they're looking to move pretty quickly and the timing of your CPCN filing calls for in-service, I believe, by March of next year, which is very fast. By when would you need to sign and announce something to keep everything on track?

Is there some kind of timeframe we should be watching for on the calendar?

Marne Jones^ We do know -- I mean there's intention from the customer, I think to begin taking service in Q1 of 2027.

So obviously we are working in alignment with them as well as all the parties. We want to meet both of our goals.

Operator^ (Operator Instructions) Our next question comes from Ross Fowler with Bank of America.

Ross Fowler^ Hopefully not beating a dead horse here, but I just wanted to go back to what we factually know at this point and walk through some numbers and make sure my understanding is correct.

So we have 600 megawatts currently in the plan. We know that, that is 200 megawatts from Microsoft. Is the other 400 megawatts of that the meta site or is there something else in that gap?

Linden Evans^ Ross, I think I'll step back and correct you on that.

We have not disclosed, nor has Microsoft disclosed, the number of megawatts that they take from us. But we can see on a combined basis for both Microsoft and Meta, we anticipate it'll be 600 megawatts by 2030. Hopefully, that's helpful.

Ross Fowler^ Okay. That is helpful.

Then we know that Meta's data center is in Laramie County. So we know some piece of the 600 is in Laramie County. There's about 1,150 megawatts of generation in the interconnection queue filings in Laramie County.

So the rest of that, beyond whatever I estimate Meta might be of the 600, where is that coming from?

Is that the Tallgrass site? Is that some other side? Is that -- I'm just trying to scale things based on what we know from public filings.

Marne Jones^ So yes, Ross, we've shared, I guess what we can share. We are still under negotiations. We're still determining resource mix.

As with any queue, you're going to have a lot of parties in queues. So these are things that we'll continue to work through as we firm up our mixes.

Linden Evans^ And Ross, I might add to that.

I'd ask you to remember that both Meta and Microsoft are taking market energy. Therefore the megawatts of interconnection don't always connect, if you will, or add up.

Ross Fowler^ Okay. All right.

So it's not additive because they're taking market, (inaudible).

Linden Evans^ There you go. You got it.

Ross Fowler^ Then the 4% to 6% EPS CAGR, right, through '28, that is inside, or I should say the 4% to 6% EPS CAGR includes that 10% EPS contribution. It's not on top of the 4% to 6%, right? It's within the 4% to 6%.

Marne Jones^ You're correct.

Operator^ I would now like to turn the call back over to Linn Evans for any closing remarks.

Linden Evans^ Well thank you very much for your questions. Thank you very much for your interest in Black Hills Energy and Black Hills Corporation.

I want to once again say thank you to our team for a fantastic 2025 and thank you for leaning into 2026. And we appreciate all of you attending today and have a Black Hills Energy Safe day.

Thank you.

Operator^ Thank you. This concludes the conference. Thank you for your participation.

You may now disconnect.